SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2004

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20035-900 – Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒         Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐         No     ☒

INCORPORATION BY REFERENCE

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3, FILE NO. 333-92044, OF PETRÓLEO BRASILEIRO S.A – PETROBRAS AND PETROBRAS INTERNATIONAL FINANCE COMPANY.

PricewaterhouseCoopers Rua da Candelária 65 11°-15° 20091-020 Rio de Janeiro, RJ Brazil Caixa Postal 949 Telefone (21) 3232-6112 Fax (21) 2516-6319

Securities and Exchange Commission

450 Fifth Street, NW.

Washington, D.C. 20549

Commissioners:

We are aware that our report dated May 14, 2003 on our review of interim financial information of Petróleo Brasileiro S. A. — PETROBRAS (the “Company”) as of and for the three-month period ended March 31, 2003 and included in the Company’s quarterly report on Form 6-K for the quarter then ended is incorporated by reference in its Registration Statement on Form F-3 (No. 333-92044) and related Prospectus Supplement dated September 8, 2004.

Very truly yours,

/s/    PricewaterhouseCoopers

PricewaterhouseCoopers

Auditores Independentes

Rio de Janeiro, Brazil

September 10, 2004

PricewaterhouseCoopers Rua da Candelária 65 11°-15° 20091-020 Rio de Janeiro, RJ Brazil Caixa Postal 949 Telefone (21) 3232-6112 Fax (21) 2516-6319
Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-92044) of Petróleo Brasileiro S. A. — PETRORAS (the “Company”) and related Prospectus Supplement dated September 8, 2004 of our report dated February 13, 2003, with respect to the consolidated financial statements for the two years ended December 31, 2002 of the Company and subsidiaries, which appears in Amendment No. 1 to the 2003 Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 26, 2004. We also consent to the reference to us under the heading “Experts” in such Registration Statement and related Prospectus Supplement dated September 8, 2004.

/s/    PricewaterhouseCoopers

PricewaterhouseCoopers

Auditores Independentes

Rio de Janeiro, Brazil

September 10, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2004

PETRÓLEO BRASILEIRO S.A – PETROBRAS

By:	/s/ José Sergio Gabrielli de Azevedo

José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor
Relations Director